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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended:

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
SafeNet, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
4690 Millennium Drive

Address of Principal Executive Office (Street and Number)
Belcamp, Maryland 21017

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due d ate; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on July 31, 2006, the board of directors of SafeNet, Inc. (the “Company”) has appointed a special committee of the board to investigate the Company’s stock option granting practices. The special committee has retained independent counsel and forensic accountants to assist in its investigation, which is currently in progress. In addition, the Company has retained an international professional services firm to assist the Company in a review of the Company’s accounting for stock option grants. That review is also ongoing.
     As previously disclosed in a Current Report on Form 8-K filed with the Securities and Exchange Commission on September 28, 2006, based on its review to date, the Company has concluded that certain option grants made between 2000 and 2005, including grants to directors, officers and employees, were accounted for using incorrect measurement dates under applicable accounting rules in effect at the time, and that material non-cash, stock-based compensation expenses related to these option grants will have to be recorded. As a result, the Company expects that annual and interim financial statements for the periods from 2000 through March 31, 2006 will have to be restated. Therefore, the audit committee of the Board of Directors of the Company has determined, after consultation with management and with the concurrence of the Company’s independent registered public accounting firm, Ernst & Young, LLP, that the Company’s annual and interim financial statements and the related Reports of Independent Registered Public Accounting Firm on these financial statements for the periods from 2000 through March 31, 2006 should no longer be relied upon. Further, management’s report and the Report of Independent Registered Public accounting Firm on the Company’s internal controls over financial reporting as of December 31, 2004 and 2005 should also no longer be relied upon. Upon completion of the investigation and the audit of the necessary restatements by Ernst & Young LLP, the Company intends to file restated financial statements for these periods and its quarterly report for the quarter ended September 30, 2006 as soon as practicable.
     The Company has not yet determined the tax consequences that may result from these matters or whether tax consequences will give rise to monetary liabilities which may have to be satisfied in any future period. Additionally, the Compnay is evaluating the impact of this matter on the Company’s internal controls over financial reporting and disclosure controls and procedures.
     The Company will not file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 until the Company’s review of its accounting for stock option grants and the investigation by the special committee are complete. The Company intends to file its Quarterly Report on Form 10-Q as soon as practicable after the completion of the Company’s review and the special committee’s investigation, but does not expect that it will be filed on or before the fifth calendar day following the required filing date as prescribed in Rule 12b-25.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

John W. Frederick	443	327-1200
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

     On December 7, 2005, the Company filed a Current Report on Form 8-K disclosing the completion of the Company’s acquisition of Eracom Technologies AG (“Eracom”). Due to delays in preparing the required financial statements of Eracom in accordance with generally accepted auditing standards in the United States, the Company has not filed a Form 8-K/A containing the financial statements and pro forma financial information required in connection with the acquisition of Eracom.
     On August 10, 2006, the Company filed Form 12b-25 as notification that the required quarterly report on Form 10Q for the quarter ended June 30, 2006 would not be filed timely.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SafeNet, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

	By:	/s/ JOHN W FREDERICK
Date November 10, 2006		John W Frederick
Senior Vice President-Interim Chief Financial Officer